UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

Commission File Number:  0-22704

                       Ship Finance International Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Ship Finance International Limited (the "Company") dated January 12, 2007, announcing the Company's $210 million dollar acquisition of a jack-up drilling rig and the appointment of a new member to the Company's board of directors.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                         Ship Finance International Limited



Dated:  March 21, 2007                   By /s/ Lars Solbakken
                                            ---------------------------------
                                              Name:  Lars Solbakken
                                              Title: Chief Executive Officer
                                                     Ship Finance Management AS

                                  Exhibit 99.1

SFL - $210 million acquisition of a jack-up drilling rig and appointment of new Board Member

Press release from Ship Finance International Limited January 12, 2007

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company"), today announced that it has entered into an agreement to acquire a newbuilding jack-up drilling rig currently under construction, the West Prospero (Seadrill 4), from a subsidiary of Seadrill Limited ("Seadrill").

The purchase price for the drilling rig is agreed to $210 million and expected delivery from Keppel Fels in Singapore will be in July 2007. The Company is currently in discussions with banks for the financing of the rig, and based on discussions to date, we expect to enter into a term loan facility in an amount of approximately $170 million.

The rig will be chartered back to the seller for 15 years on a bareboat basis, guaranteed by Seadrill. Seadrill is among the world's leading offshore drilling contractors, with a market capitalization of approximately $6 billion. The aggregate charter payments for the first three years will be approximately $120 million, the following four years will be approximately $77 million, and the last eight years will be approximately $109 million.

Seadrill has been awarded a letter of intent by ExxonMobil Exploration and Production Malaysia Inc. for the West Prospero, and the intended contract has a duration of 400 days, with an estimated value of approximately $82 million. Start-up of operations is planned in the third quarter of 2007, following delivery from the construction yard.

In addition to the fixed charter rate, Ship Finance will receive a profit split element of 4% above certain threshold levels, starting January 1, 2009. During the charter period the charterer will have several options to buy back the rig, and the first purchase option will be after 3 years at $142 million and the last purchase option after 15 years at $60 million.

Ship Finance also announces the appointment of Svein Aaser to the Board of Directors. Mr. Aaser is the former President and Chief Executive Officer of DnB NOR ASA, the largest financial institution in Norway, and a leading maritime financier worldwide. During his carreer in DnB NOR, the market capitalization of the company increased from approximately $2.2 billion to approximately $19.1 billion. Prior to his position in DnB NOR, Mr Aaser had a long carreer as a top executive in several copmpanies, including Nycomed Amersham plc., Storebrand Skade AS and Stabburet AS. Mr Aaser serves on several boards, including Pan Fish ASA and Laerdal Medical AS.

Tor Olav Tr0im, Chairman in Ship Finance, said in a comment: "We are very pleased to have recruited Mr. Aaser to become a non-executive board member. His broad international background in large multinational companies, substantial banking experience and his outstanding track record in the capital market secures our Company a very competent and professional board member. Furthermore, the announced investment in the oil exploration sector validate the Board of Director's strategy to diversify the asset base and grow the long-term charter business. Over the last 12 months, the Company has announced investments of $950 million, of which more than $760 million outside the tanker segment. We believe there will be particularly good growth opportunities within oil exploration and related segments, as we see a high activity level and significant cashflows, and there is a positive market outlook."


January 12, 2007
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda


Contact Person:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS +47 2311 4011 / +47 9014 1243


SK 23153 0001 757822